Supplementing the Preliminary Prospectus Supplement dated

March 4, 2015 (To Prospectus dated September 29, 2014)

(File No. 333-185286)

TD Ameritrade Holding Corporation

$750,000,000

2.950% NOTES DUE 2022

Final Terms and Conditions

Issuer:	TD Ameritrade Holding Corporation
Expected Ratings (Moody’s / S&P) (*):	A3 / A
Trade Date:	March 4, 2015
Settlement Date:	March 9, 2015 (T+3)
Security Description:	2.950% Senior Notes due 2022
Principal Amount:	$750,000,000
Maturity:	April 1, 2022
Benchmark Treasury:	UST 1.750% due February 28, 2022
Benchmark Treasury Price / Yield:	98-25 / 1.937%
Re-offer Spread to Benchmark:	T+105bps
Yield to Maturity:	2.987%
Coupon (Interest Rate):	2.950%
Public Offering Price:	99.765%
Proceeds (before expenses):	$743,347,500
Interest Payment Dates:	April 1st and October 1st, commencing on October 1, 2015
Record Dates:	March 15th and September 15th
Make-Whole Call:	T+15bps at any time prior to February 1, 2022 (two months prior to the maturity date of the notes)
Par Call:	At any time on or after February 1, 2022 (two months prior to the maturity date of the notes)
Day Count:	30 / 360
CUSIP / ISIN:	87236YAE8 / US87236YAE86
Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC
Co-Manager:	Citigroup Global Markets Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at (212) 834-4533 or calling or e-mailing Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or dg.prospectus_requests@baml.com.